NEWS RELEASE 07-15	April 3, 2007

FRONTEER’S AURORA EXPANDS METALLURGICAL DATABASE OF ITS MICHELIN URANIUM DEPOSIT IN
COASTAL LABRADOR

Fronteer Development Group Inc. ("Fronteer") (FRG – TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. ("Aurora") (TSX – AXU), in which Fronteer holds a 46.92% interest, has announced very encouraging metallurgical results on samples from its Michelin uranium deposit (“Michelin”) in coastal Labrador. These metallurgical results provide Aurora’s development team with an in-depth understanding of how the ore will behave under various processing conditions and are a vital component in the design and optimization of processing facilities.

Aurora’s results indicate that all levels of the deposit, from surface to 750 metres depth, yield 88% U3O8extraction using relatively simple, conventional metallurgical methods. In addition, the results confirm the absence of deleterious metals, low levels of sulphides and high levels of carbonate meaning that acid rock drainage (ARD) is not a concern. Tests further indicate that mineralized material at Michelin is not highly abrasive and will require only modest grinding energy.

“This is an important step forward towards the development of Michelin” says Mr. John R. Goode, Aurora’s Consulting Metallurgist. “The metallurgy of the deeper part of the deposit is similar to that of the near-surface zone investigated in the 1970s. This means that earlier test data are very relevant to the expanded, deeper Michelin deposit giving Aurora a very comprehensive understanding of this resource.”

Since May 2006, SGS Lakefield Research Limited (“SGS”) has tested twelve composite Michelin samples prepared from drill core generated during the 2005 and 2006 exploration programs. The program design and direction was led by Mr. Goode, P.Eng.

Metallurgical tests are also being conducted on the Jacques Lake deposit and results will be released upon completion.

DETAILED TECHNICAL ANALYSIS

SGS has performed fourteen Bond work index tests on representative mineralized samples of the Michelin deposit. Results show low rod and ball mill work indices indicating the materials are amenable to a relatively simple standard grinding circuit. There are minimal differences between the work indices of near-surface (0 to 250 metres), intermediate (250 to 500 metres) and deep (500 to 750 metres) mineralized material. The Bond ball mill work index values obtained in the current program of work are 10 kilowatt hours per tonne or less and are similar to the many work index values obtained when the deposit was investigated in the 1970s. Recent abrasion index measurements indicate values of about 0.1 grams, meaning that grinding media consumption would be low.

Forty acid leach tests have been performed by Aurora, to determine U3O8 extraction, acid consumption and optimum conditions for the acid leach circuit. Michelin samples yield approximately 88% uranium recovery under mild leaching conditions and typically require an acid addition of about 30 kilograms per tonne. These results are similar to values obtained when the deposit was investigated in the 1970s. Leach tests on Michelin samples show very little variation in uranium recovery or acid consumption with sample depth.

Analyses and acid-base accounting work on Michelin mineralized and barren material show that sulphide levels are low and excess carbonate is present and is available. Leachate and other tests are continuing but current indications are that Michelin rock is non-acid generating.

SGS is continuing with grinding, leaching, liquid-solid-separation, solvent extraction, ion exchange, neutralization and effluent treatment tests on Michelin deposit samples.

GLOSSARY

Acid rock drainage: Acid rock drainage occurs naturally within some environments as part of the rock weathering process but can be accelerated by large-scale earth disturbances characteristic of mining and other large construction activities, usually within rocks containing an abundance of sulfide minerals.

Bond rod and ball mill work index tests: These are standard tests for determining the resistance of material to grinding and are used to determine the grinding power required for a given throughput of material.

Abrasion Index: This test quantifies the abrasivity of rock and can be used to calculate grinding media and liner wear rates.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a significant interest in Aurora Energy Resources (AXU – TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Mr. John R. Goode is the designated Qualified Person with the ability and authority to verify the authenticity of and validity of the data. Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 40-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.